FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
   002-58109
  CUSIP NUMBER

(Check One):[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
            [X] Form 10-Q  [ ] Form N-SAR

                        For year ended: October 31, 2000
                            [ ]  Transition Report on Form 10-K
                            [ ]  Transition Report on Form 20-F
                            [ ]  Transition Report on Form 11-K
                            [X]  Transition Report on Form 10-Q
                            [ ]  Transition Report on Form N-SAR
                        For the Transition Period Ended: 07/31/01

    Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
            Collective Investment Trusts for United Missouri Bank NA
                           Full Name of the Registrant
                                 Not Applicable
                            Former Name if Applicable
                        1010 Grand Boulevard - Box 419692
            Address of Principal Executive Office (Street and Number)
                           Kansas City, MO 64141-6692
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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 PART III - NARRATIVE
         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
         All information necessary to permit the filing of a complete Form 10-Q was not available by the deadline date. However, the remaining information will be available in sufficient time to permit filing within the extension period.

 PART IV - OTHER INFORMATION
   (1) Name and telephone number of person to contact in regard to this notification

 Derek Petersen    (414)        271-5885
    (Name)     (Area Code) (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                 [X] Yes [ ] No
   (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [X] Yes [ ] No
        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             -------------------------------------------------------

                                 Collective Investment Trusts for United
                                 Missouri Bank, n.a.
                                 (Exact Name of the registrant as specified in its charter)

             has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date September 13, 2001        By /s/ Ralph R. Santoro
                                 Senior Vice President

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